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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                              TASKER CAPITAL CORP.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    87652D109
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                                 (CUSIP Number)

                                  July 15, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)

    [X]    Rule 13d-1(c)

    [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

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

CUSIP No. 87652D109
          -----------

 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Barry Cummins

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 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]

      (b)   [ ]

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 3.   SEC Use Only


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 4.   Citizenship or Place of Organization
      U.S.A.

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                      5.   Sole Voting Power
                           4,996,877*
     Number of
                           ----------------------------------------------------
      Shares
                      6.   Shared Voting Power
   Beneficially            0

   Owned by Each           ----------------------------------------------------

     Reporting        7.   Sole Dispositive Power
                           4,996,877*
      Person
                           ----------------------------------------------------
       With:
                      8.   Shared Dispositive Power
                           0

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,996,877*

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 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

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 11.  Percent of Class Represented by Amount In Row (9)
      5.96%*

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 12.  Type of Reporting Person (See Instructions)
      IN

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* Includes shares underlying warrants to purchase 255,000 shares of common stock of Tasker Capital Corp. at an exercise price of $0.25 per share that are exercisable until November 26, 2007.

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

CUSIP No. 87652D109
          -----------

Item 1.

(a)   Name of Issuer:

      Tasker Capital Corp.

(b)   Address of Issuer's Principal Executive Offices:

      39 Old Ridgebury Road, Suite 14
      Danbury, CT  06810

Item 2.

(a)   Name of Person Filing:

      Barry Cummins

(b)   Address of Principal Business Office or, if none, Residence:

      1203 Egret Avenue
      Fort Pierce, FL 34982

(c)   Citizenship:

      U.S.A.

(d)   Title of Class of Securities:

      Common Stock, $0.001 par value per share

(e)   CUSIP Number:

      87652D109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

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

Item 4.  Ownership

(a)   Amount beneficially owned: 4,996,877 shares*

(b)   Percent of class: 5.96%*

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 4,996,877*

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 4,996,877*

      (iv)  Shared power to dispose or to direct the disposition of: 0

The reporting person acquired 4,741,877 shares of Tasker Capital Corp. ("Tasker") as a result of distributions of Tasker shares by Pharlo Citrus Technologies, Inc., Indian River Labs, L.L.C. and Coast to Coast Laboratories, LLC to their respective shareholders and members.

* Includes shares underlying warrants to purchase 255,000 shares of common stock of Tasker Capital Corp. at an exercise price of $0.25 per share that are exercisable until November 26, 2007.

Item 5.  Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


                                                Barry Cummins *
                                                -------------------------------
                                                Barry Cummins

 *By: /s/  David L. Dickinson
      -----------------------
      David L. Dickinson
      Attorney-In-Fact

Dated:  July 22, 2005